Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4342

Michael Choate

Member of the Firm

d 312.962.3567

f 312.962.3551

mchoate@proskauer.com

www.proskauer.com

March 19, 2014

Mr. Duc Dang

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Inland Retail Properties Trust V, Inc.
(formerly, Inland Real Estate Income Trust II, Inc.)
Draft Registration Statement on Form S-11
Submitted January 7, 2014
CIK No. 0001595627

Dear Mr. Dang:

I am writing in response to your letter, dated February 4, 2014 regarding your preliminary review on behalf of the Securities and Exchange Commission’s (the “SEC”) of the Draft Registration Statement on Form S-11 (the “Registration Statement”) of the referenced issuer (the “Company”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 was submitted confidentially by the Company on March 19, 2014.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1. All page number references in the Company’s responses are to page numbers in Amendment No. 1.

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are

Mr. Duc Dang March 19, 2014 Page 2

published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We advise the Staff that no written communications or research reports of the type described above have been prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. We advise the Staff that the Company has not yet prepared sales materials for use in connection with the offering. The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Please be advised that the Company will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review. Amendment No. 1, which will not be transmitted to prospective investors, includes the Company’s logo for your review.

4.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as

Mr. Duc Dang March 19, 2014 Page 3

to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters such as those granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003. With respect to the Company’s share repurchase program, we note the following: (i) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus; (ii) the Company will not solicit repurchases other than through the prospectus and prospectus supplements; (iii) repurchases will be limited in any 12-month period to approximately 5.0% of the Company’s share outstanding on December 31st of the previous calendar year; (iv) stockholders may cancel repurchase requests by notifying a customer service representative at the Company’s toll-free information line; (v) there will be no established trading market for the Company’s common stock and the share repurchase program will be terminated if the Company’s shares of common stock are listed on a national securities exchange; and (vi) except as otherwise exempted therein, the Company shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Company’s share repurchase program during the offering period, we note the following: (i) there is no established trading market for the Company’s common stock; (ii) the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; (iii) the Company will purchase shares of its common stock under its share repurchase program at a price based on the offer price in its “best efforts” offering; (iv) the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and (v) except as otherwise exempted therein, the Company shall comply with Regulation M.

6.

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 3 regarding pension plan investments. Clearly mark the specific language in the supporting materials that supports each statement. The requested

Mr. Duc Dang March 19, 2014 Page 4

information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Please be advised that the Company will submit supplementally to the Staff, pursuant to Rule 418, support for all quantitative and qualitative business and industry data used in the Registration Statement.

Cover Page

7.	We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in size 10-point font or greater.

The cover page of Amendment No. 1 has been revised as requested.

Questions and Answers about the Offering, page 1

8.	Throughout your registration statement you utilize industry jargon. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

We have revised the registration statement to concisely explain any industry jargon where it is first used.

Will the company consider becoming self-managed…? Page 6

9.	We note your disclosure that you will not pay a fee to internalize your management if you comply with the terms of the agreement. Please clarify, if true, that you will need to purchase the units issued to your manager in this situation and that this amount may be significant.

Pursuant to Section 8.6 of the Company’s Form of Agreement of Limited Partnership included with Amendment No. 1 as Exhibit 4.3, we note that the Company is not required to purchase the units issued to the manager in the event of an internalization, or upon any other triggering event, rather each holder of Class A Units and Class C Units has the right, but not the obligation, to exchange all or a portion of their Class A Units or Class C Units for cash or, at the operating partnership’s option, for shares in the same class of our common stock.

Prospectus Summary, page 16

Compensation Payable to Affiliates of IREIC, page 21

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10.	In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision.

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings that require Item 404 of Regulation S-K disclosure, the Company will disclose the amount of fees paid to the business manager and break out the amounts paid pursuant to reimbursement provisions.

Compensation Table, page 71

11.	Please revise here and where appropriate to highlight the conflict related to the fact that the management performance interest could be triggered even if distributions are sourced from proceeds other than income or operating cash flow or advise. Add a risk factor to address this specific conflict.

In response to the Staff’s comment, we advise that any award of the management performance interest is based on “total” return rather than current returns. Thus, rather than creating a conflict, the business manager should be incentivized to limit the use of offering proceeds to fund distributions. As the Staff has noted in the past in discussing the use of offering proceeds to pay distributions, the use of offering proceeds to fund distributions has a dilutive effect on net asset value (“NAV”) presumably because the monies used to fund distributions immediately reduces cash, which decreases NAV. Further, the monies are not invested in assets earning a return. Therefore, a smaller asset base is required to support a greater number of shares outstanding. In the absence of “excess” returns on the remaining assets, it will be difficult for the Company to generate appreciation in NAV, all of which should create an incentive, on the part of the business manager, to limit the amount of offering proceeds used to fund distributions.

12.	Please clarify the nature of the services that must be performed in order for the Business Manager to receive the mortgage financing fee.

The disclosures in Amendment No. 1 have been revised in response to the Staff’s comment on page 82 of “Compensation Table.”

Publicly Registered REITs, page 92

13.	Where you disclose the current per share price, please also disclose the IPO per share price.

The disclosures in Amendment No. 1 have been revised in response to the Staff’s comment on page 93 of “Publicly Registered REITs.”

Distributions by Publicly Registered REITs, page 106

14.	Considering this disclosure is not requested by the guidance include in Industry Guide 5, please tell us the purpose and relevance for this information. Also, please

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rename the third column of each table since that portion of the distribution appears to represent a deferred tax consequence.

We have revised Amendment No. 1 to remove this section beginning on page 100 of “Prior Performance of IREIC Affiliates.”

Management, page 112

15.	Please revise your disclosure to present the experience of your officers and directors so that it precedes the disclosure regarding the experience of your affiliates officers and directors.

The disclosure in Amendment No. 1 has been revised in response to the Staff’s comment on page 104 of “Management.”

Description of Securities, page 156

16.	Please explain how the distribution and shareholder servicing fee will impact Class C shares.

The disclosure in Amendment No. 1 has been revised in response to the Staff’s comment on page 147 of “Description of Securities.”

Experts, page 232

17.	In an amended filing on Form S-11, please provide the consent of your independent registered public accounting firm.

The Company has provided a consent from its independent registered public accounting firm as Exhibit 23.1 to Amendment No. 1.

Financial Statements

Consolidated Balance Sheet, page F-2

18.	We note that the company has accounts payable and a retained deficit of approximately $30,000 as of December 31, 2013. Given that it appears the company had some operations during 2013, explain to us how you determined you would not be required to provide a full set of financial statements in your filing.

The Company acknowledges the Staff’s comment and has included the Company’s audited financial statements in Amendment No. 1 beginning on page F-1.

Prior Performance Tables

Table III, page A-3

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19.	Please explain what the row “total income” represents. Also, please show the total distributions, including those reinvested. Also, show the breakdown based on the $1000 invested.

Per my colleague, Cameron Williams’ discussion with Mr. Dang, the disclosure in Amendment No. 1 has been revised in response to the Staff’s comment beginning on page A-4 of “Table III.”

Exhibits

20.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” documents. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Drafts of the legal and tax opinions, as well as the forms of dealer manager agreement, soliciting dealer agreement, charter, bylaws and escrow agreement will be filed with the next amendment to the Registration Statement, and the remaining required exhibits will be filed as promptly as possible thereafter. With the exception of Exhibit 3.1, the final executed copy of which will be filed as an exhibit to the Registration Statement prior to effectiveness, the Company does not intend to file final executed copies of the other exhibits because they will be entered into concurrently with the effectiveness of the Registration Statement and not prior thereto. The exhibits filed as “form of agreements” will be substantially similar to the versions of such agreements that will be entered into, with the exception of filling in the dates thereof and signatories thereto. We have included “form of” legal and tax opinions as Exhibit 5 and Exhibit 8, respectively, to Amendment No. 1.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Yours truly,

/s/ Michael J. Choate

Michael J. Choate

MJC/ds